EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the significant subsidiaries of Acacia Research Corporation:

Jurisdiction of Incorporation

CombiMatrix Corporation	Delaware

Acacia Global Acquisition Corporation	Delaware

IP Innovation LLC	Texas

Acacia Media Technologies Corporation	Delaware